Exhibit 99.2

DHX Media Ltd.

Consolidated Financial Statements

June 30, 2017 and 2016

(expressed in thousands of Canadian dollars)

September 27, 2017

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board for approval.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

PricewaterhouseCoopers LLP, appointed as the Company's auditors by the shareholders, has audited these consolidated financial statements and their report follows.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

September 27, 2017

Independent Auditor’s Report

To the Shareholders of

DHX Media Ltd.

We have audited the accompanying consolidated financial statements of DHX Media Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2017 and June 30, 2016 and the consolidated statements of changes in equity, income (loss), comprehensive income (loss) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DHX Media Ltd. and its subsidiaries as at June 30, 2017 and June 30, 2016 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

1601 Lower Water Street, Suite 400, Halifax, Nova Scotia Canada B3J 3P6

T: +1 902 491 7400, F: +1 902 422 1166, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

DHX Media Ltd.
Consolidated Balance Sheet
As at June 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	June 30, 2017	June 30, 2016
	$	$
Assets

Current assets

Cash and cash equivalents	62,143	80,446
Cash held in trust (note 12)	239,877	—
Amounts receivable (note 6)	245,033	184,292
Prepaid expenses and other	10,092	7,779
Investment in film and television programs (notes 3 and 7)	195,180	239,752

	752,325	512,269

Long-term amounts receivable (note 6)	26,502	20,753
Deferred financing fees	—	526
Acquired and library content (notes 3 and 8)	155,940	—
Property and equipment (note 9)	30,996	17,683
Intangible assets (note 10)	555,408	144,610
Goodwill (note 11)	240,534	214,325

	1,761,705	910,166
Liabilities

Current liabilities

Accounts payable and accrued liabilities	178,365	128,444
Deferred revenue	50,949	27,605
Interim production financing (note 12)	101,224	92,003
Current portion of long-term debt and obligations under finance leases (note 12)	234,876	11,567

	565,414	259,619

Long-term debt and obligations under finance leases (note 12)	748,459	280,506
Other liabilities	17,420	15,010
Deferred income taxes (note 15)	14,559	18,196

	1,345,852	573,331

Shareholders’ Equity
Equity attributable to Shareholders of the Company	329,297	336,835
Non-controlling interest (note 5)	86,556	—

	415,853	336,835

	1,761,705	910,166

Commitments and contingencies (note 19)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Changes in Equity
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Retained earnings $	Non- controlling interest $	Total $
Balance - June 30, 2015	236,757	15,756	(8,355)	17,796	—	261,954
Net income for the year	—	—	—	27,668	—	27,668
Other comprehensive loss for the year	—	—	(11,931)	—	—	(11,931)
Comprehensive income (loss) for the year	—	—	(11,931)	27,668	—	15,737
Shares issued pursuant to the employee share purchase plan ("ESPP")	264	—	—	—	—	264
Normal course issuer bid ("NCIB) shares repurchased and cancelled	(1,265)	—	—	(3,775)	—	(5,040)
Stock options exercised	3,995	(1,249)	—	—	—	2,746
Dividends reinvested and paid	597	—	—	(7,884)	—	(7,287)
Share-based compensation	—	5,981	—	—		5,981
Issued of cash consideration, net of costs and tax effect	62,480	—	—	—		62,480
Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	—	336,835
Net loss for the year	—	—	—	(3,634)	—	(3,634)
Other comprehensive loss for the year	—	—	(1,310)	—	—	(1,310)
Comprehensive loss for the year	—	—	(1,310)	(3,634)	—	(4,944)
Non-controlling interest on acquisition of subsidiary (note 5)	—	—	—	—	86,556	86,556
Shares issued pursuant to the ESPP	205	—	—	—	—	205
Stock options exercised	149	(45)	—	—	—	104
Dividends reinvested and paid	1,138	—	—	(9,908)	—	(8,770)
Share-based compensation	—	5,867	—	—	—	5,867
Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Income (Loss)
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars, except for amounts per share)

	June 30, 2017	June 30, 2016
	$	$
Revenues (note 23)	298,712	304,817

Expenses (note 17)
Direct production costs and expense of film and television produced	143,112	144,376
Amortization of acquired and library content (notes 3 and 8)	10,541	—
Amortization of property and equipment and intangible assets	17,565	14,523
Development expenses and other	3,435	5,950
Acquisition costs (note 5)	9,695	—
Write-down of investment in film and television programs and acquired and library content	1,540	1,750
Selling, general and administrative	74,133	75,614
Finance expense (note 16)	41,010	30,153
Finance income (note 16)	(556)	(338)

	300,475	272,028

Income (loss) before income taxes	(1,763)	32,789

Provision for (recovery of) income taxes
Current income taxes (note 15)	5,991	16,934
Deferred income taxes (note 15)	(4,120)	(11,813)

	1,871	5,121

Net income (loss) for the year	(3,634)	27,668

Basic earnings (loss) per common share (note 21)	(0.03)	0.22

Diluted earnings (loss) per common share (note 21)	(0.03)	0.22

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Comprehensive Income (Loss)
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	June 30, 2017	June 30, 2016
	$	$

Net income (loss) for the year	(3,634)	27,668

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(1,310)	(11,931)

Comprehensive income (loss) for the year	(4,944)	15,737

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Cash Flows
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars)

	June 30,	June 30,
	2017	2016
	$	$
Cash provided by (used in)

Operating activities
Net income (loss) for the year	(3,634)	27,668
Charges (credits) not involving cash
Amortization of property and equipment	6,186	4,490
Amortization of intangible assets	11,379	10,033
Unrealized foreign exchange loss (gain)	2,637	12,570
Amortization of deferred financing fees	1,682	1,636
Accretion on tangible benefit obligation	651	490
Debt extinguishment charge	6,990	1,364
Share-based compensation	5,867	5,981
Amortization of debt premium	118	72
Movement in the fair value of embedded derivatives	(1,968)	1,950
Deferred tax expense (recovery)	(4,120)	(11,812)
Write-down of acquired and library content	363	—
Write-down of investment in film and television programs	1,177	1,750
Amortization of acquired and library content	10,541	—
Net investment in film and television programs (note 22)	(57,235)	(51,837)
Net change in non-cash balances related to operations (note 22)	12,830	(25,646)

Cash provided by (used in) operating activities	(6,536)	(21,291)

Financing activities
Proceeds from issuance of common shares, net of issue costs	—	61,346
Dividends paid	(8,770)	(7,287)
Proceeds from issuance of common shares related to ESPP and options exercised	309	3,010
Common shares repurchased and cancelled pursuant to the NCIB	—	(5,040)
Deferred financing fees	(32,340)	—
Proceeds from interim production financing	9,221	24,261
Proceeds from long-term debt	782,362	94,119
Decrease (increase) in cash held in trust	(239,877)	—
Repayment of long-term debt and obligations under finance leases	(73,623)	(91,554)

Cash provided by (used in) financing activities	437,282	78,855

Investing activities
Business acquisitions, net of cash acquired (note 5)	(439,014)	—
Acquisition of property and equipment	(5,618)	(2,336)
Acquisition/cost of intangible assets	(4,332)	(17,943)

Cash used in investing activities	(448,964)	(20,279)

Effect of foreign exchange rate changes on cash	(85)	254

Net change in cash and cash equivalents during the year	(18,303)	37,539

Cash and cash equivalents - Beginning of year	80,446	42,907

Cash and cash equivalents - End of year	62,143	80,446

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been authorized for issuance by the Board of Directors on September 27, 2017.

3	Significant accounting policies, judgments and estimation uncertainty

The significant accounting policies used in the preparation of these financial statements are described below:

Basis of measurement

The consolidated financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.

Consolidation

The consolidated financial statements include the accounts of DHX Media Ltd. and all of its subsidiaries. The consolidated financial statements of all subsidiaries are prepared for the same reporting period, using consistent accounting policies. Intercompany accounts, transactions, income and expenses and unrealized gains and losses resulting from transactions amongst the consolidated companies have been eliminated upon consolidation.

Subsidiaries are those entities, including structured entities, which the Company controls. Consistent with the film and television industry, the Company utilizes structured entities as a vehicle to create and fund some of its film and television projects. When the Company makes substantive decisions on creation of the content and financing within the structured entities it consolidates them. For accounting purposes, control is established by the Company when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

(1)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each consolidated entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). The primary indicator which applies to the Company is the currency that mainly influences revenues and expenses. Secondary indicators include the currency in which funds from financing activities are generated. For the Company and all material subsidiaries other than W!LDBRAIN Entertainment Inc. (“Wildbrain”), Copyright Promotions Licensing Group Limited. (“CPLG”), Cookie Jar Entertainment (USA) Inc. (“CJUSA”), DHX UK Holdings Limited (“DHX UK”), Wildbrain International Limited ("Wildbrain UK") and DHX SSP Holdings LLC ("Peanuts and Strawberry") the Canadian dollar has been determined to be the functional currency. For Wildbrain, CJUSA, and Peanuts and Strawberry the functional currency is the US dollar, and for CPLG, DHX UK, and Wildbrain UK, the functional currency is UK pound sterling. These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. The financial statements of consolidated entities that have a functional currency other than Canadian dollars (“foreign operations”) are translated into Canadian dollars as follows:

(a)	assets and liabilities - at the closing rate at the date of the balance sheet; and
(b)	income and expenses - at the average rate for the period (as this is considered to be a reasonable approximation of actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the consolidated statement of income.

(2)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue recognition

Revenue from the licensing of film and television programs is recognized when:

(a)	the production has been completed;
(b)	the contractual delivery arrangements have been satisfied and the Company retains neither continuing managerial involvement to the degree usually associated with the ownership nor effective control over the goods sold;
(c)	the customer has access to the production and can benefit from the content;
(d)	the amount of revenue can be measured reliably;
(e)	collectability of proceeds is probable; and
(f)	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

Cash payments received or advances currently due pursuant to a broadcast license or distribution arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Revenue from production services for third parties and other revenue, as appropriate, is recognized on a percentage-of-completion basis. Percentage-of-completion is based upon the proportion of costs incurred in the current period to total expected costs. A provision is made for the entire amount of future estimated losses, if any, on productions-in-progress.

Royalty revenue is accrued for royalty streams for which the receipt of revenue is probable and is recognized in accordance with the substance of the relevant agreements and statements received from third party agents.

Revenue from live tours is recorded in the period in which the show is performed, the amount of revenue can be reliably measured, the costs incurred or to be incurred can be measured and collectability is reasonably assured. Merchandising revenue is recognized at the point of sale to customers.

Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured, the services have been provided and collectability is reasonably assured. Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.

Revenue from the Company's broadcasting business is recognized as follows:

(a)	subscriber fee revenues are recognized monthly based on estimated subscriber levels for the period-end, which are based on the preceding month's actual subscribed as submitted by the broadcast distribution undertakings;
(b)	advertising and promotion revenue, net of agency commission where applicable, is recorded when the advertising or promotion airs on the Company's television stations; and
(c)	other revenues, including sponsorship revenue, as earned.

(3)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Gross versus net revenue

The Company evaluates arrangements with third parties to determine whether revenue should be reported on a gross or net basis under each individual arrangement by determining whether the Company acts as the principal or agent under the terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis, resulting in revenues and expenses being classified in their respective financial statement line items. Conversely, to the extent that the Company acts as the agent in an arrangement, revenues are reported on a net basis, resulting in revenues being presented net of any related expenses. Determining whether the Company acts as principal or agent is based on an evaluation of which party has substantial risks and rewards of ownership under the terms of an arrangement. The most significant factors that the Company considers include identification of the primary obligor, as well as which party has credit risk, general and inventory risk (or equivalent) and latitude in establishing prices.

Investment in film and television programs

Investment in film and television programs represents the balance of costs of film and television programs which have been produced by the Company or for which the Company has invested in distribution rights and the Company’s right to participate in certain future cash flows of film and television programs produced and distributed by other unrelated parties.

Costs of investing in and producing film and television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income using a declining balance method of amortization. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until substantially all of the activities necessary to prepare the film or television program for delivery are complete. Production financing provided by third parties that acquire participation rights is recorded as a reduction of the cost of the production.

The rates used for the declining balance method of amortization range from 40 to 90% at the time of initial episodic delivery and at rates ranging from 10 - 25% annually thereafter. The determination of the rates is based on the expected economic useful life of the film or television program, and includes factors such as the ability to license rights to broadcast rights programs in development and availability of rights to renew licenses for episodic television programs in subsequent seasons, as well as the availability of secondary market revenue.

Investments in film and television programs are accounted for as inventory and classified within current assets. The normal operating cycle of the Company can be greater than 12 months.

The investment in film and television programs is measured at the lower of cost and net realizable value. The net realizable value is determined using estimates of future revenues net of future costs. A write-down is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the film or television program.

Acquired and library content

Acquired and library content represents the balance of acquired film and television programs, as well as library assets that have been transferred from investment in film and television programs after 5 years without active production. Acquired and library content typically has minimal ongoing costs to maintain the content, and is charged to income using a declining balance method of amortization.

(4)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Acquired and library content (continued)

The rates used for the declining balance method of amortization range from 10 to 20% annually. The determination of rates is based on the expected economic useful life of the film or television program, and includes factors such as the availability of rights to renew licenses for episodic television programs in various territories, as well as the availability of secondary market revenue.

Acquired and library content is accounted for as an intangible asset and classified within long-term assets.

Acquired and library content is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in -use, being the present value of the expected future cash flows of the asset. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Broadcast rights

Program and film rights for broadcasting are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months based on the expected pattern of consumption of the economic benefit. Program and film rights for broadcasting acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contracting terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the consolidated balance sheet.

Any impairment charges are reported as operating expenses on the consolidated statement of income (loss).

Accrued participation payables

Included in accounts payable and accrued liabilities are accrued participation payables, which are accrued at varying rates upon recognition of the corresponding revenue.  Accrued participation payables reflect the legal liability due as at the balance sheet date, calculated as the participation owing on cash collected and accounts receivable.

Deferred financing fees and debt issue costs

Debt issue costs related to bank indebtedness are recorded as a deferred charge and amortized, using the straight line method, over the term of the related bank indebtedness and the expense is included in interest expense. Debt issue costs related to long-term debt are recorded as a reduction of long-term debt and amortized using the effective interest method and the expense is included in interest expense.

(5)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the fair value of consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Development costs

Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and included in investment in film and television programs upon commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.

Property and equipment

Property and equipment are carried at historical cost, less accumulated amortization and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charges to the consolidated statement of income during the period in which they are incurred. Amortization is provided, commencing when the asset is available for use, over the estimated useful life of the asset, using the following annual rates and methods:

Buildings	4% declining balance
Furniture, fixtures and other equipment	5% - 20% declining balance
Computer equipment	30% declining balance
Post-production equipment	30% declining balance
Computer software	2 years straight-line
Website design	2 years straight-line
Leasehold improvements	Straight-line over the term of lease

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(6)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Property and equipment (continued)

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of income (loss).

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired at the date of acquisition. Goodwill is carried at cost less any accumulated impairment losses and is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Goodwill is allocated to a cash generating unit (“CGU”), or group of CGUs, which is the lowest level within an entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Impairment is tested by comparing the recoverable amount of goodwill assigned to a CGU or group of CGUs to its carrying value.

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Broadcaster relationships	7 to 10 years straight-line
Customer relationships	10 years straight-line
Brands	10 to 20 years straight-line
Production and distribution rights	10 to 25 years straight-line
Production backlog	2 to 3 years straight-line
Non-compete contracts	3 years straight-line
Production software	5 years straight-line

Broadcast licenses

Intangible assets with indefinite useful lives are not amortized. Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

Broadcast licenses by themselves do not generate cash inflows and therefore, when assessing these assets for impairment, the Company looks to the CGUs to which the asset belongs.

(7)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purposes of measuring recoverable amounts, assets are grouped into CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use, being the present value of the expected future cash flows of the relevant CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including investment in films and property and equipment, are added to the cost of those assets, until such time as the assets are substantially complete and ready for use. All other borrowing costs are recognized as a finance expense in the consolidated statement of income in the period in which they are incurred.

Government financing and assistance

The Company has access to several government programs, including tax credits that are designed to assist film and television production and distribution in Canada. The Company records government assistance when the related costs have been incurred and there is reasonable assurance that they will be realized. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is recorded as a reduction of the applicable expense item.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Leases

Upon initial recognition, the Company classifies all leases as either a finance lease or an operating lease, depending on the substance of the transaction. Finance leases are classified as such because they are found to transfer substantially all the rewards incidental to ownership of the asset to the lessee, whereas operating leases are classified as such because they are not found to meet the criteria required for classification as a finance lease. Upon commencement of the lease, finance leases are recorded as assets with corresponding liabilities in the consolidated balance sheet at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The rate used to discount the payments is either the interest rate implicit in the lease or the Company's incremental borrowing rate. The asset is amortized over the shorter of the term of the lease and the useful life of the asset while the liability is decreased by the actual lease payments and increased by any accretion expense. Payments made under operating leases are charged to the statement of income (loss) on a straight-line basis over the period of the lease.

(8)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, as well as the benefit of losses that are probable to be realized and are available for carry forward to future years to reduce income taxes. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The effect of a change in tax rates on deferred tax assets and liabilities is included in earnings in the period that the change is substantively enacted, except to the extent it relates to items previously recognized outside earnings in which case the rate change impact is recognized in a manner consistent with how the items were originally recognized.

Deferred income tax assets and liabilities are presented as non-current.

Share-based compensation

The Company grants stock options to certain directors, officers, employees and consultants of the Company. Stock options vest over periods of up to 4 years and expire after 5 years. Each vesting tranche of stock options is considered a separate award with its own vesting period and estimated grant date fair value. The estimated grant date fair value of each vesting tranche is estimated using the Black-Scholes option pricing model. The non-cash compensation expense is recognized over each tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

(9)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Share-based compensation (continued)

The Company also grants performance share units ("PSUs") to certain eligible employees. PSUs are granted at the discretion of the Board based on a notional equity value of the common shares of the Company tied to a specified formula. The number of PSUs that ultimately vest under each grant is dependent on continued employment for a period of time and the achievement of specific performance measures. On the vesting date, each employee will receive common shares as settlement; accordingly, grants of PSUs are accounted for as equity settled instruments. The Company recognizes compensation expense offset by contributed surplus equal to the estimated grant date fair value of the PSUs granted on a straight line basis over the applicable vesting period, taking into consideration forfeiture estimates. Compensation expense is adjusted prospectively for subsequent changes in management’s estimate of the number of PSUs that are expected to vest.

Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for potentially dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options granted and warrants.

Financial instruments

Financial instruments are classified as follows:

•	Financial assets classified as "Available-for-Sale" are recognized initially at fair value plus transaction costs and are subsequently carried at fair value with the changes in fair value recorded in other comprehensive income. Available-for-Sale assets are classified as non-current, unless the investment matures or management expects to dispose of them within twelve months.

•	Derivative financial instruments are classified as “Held-for-Trading” and recognized initially on the balance sheet at fair value. Financial assets classified as Held-for-Trading are recognized at fair value with the changes in fair value recorded in net income.

•	Cash, cash held in trust, trade receivables and long-term amounts receivables are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method, less a provision for impairment, established on an account-by-account basis, based on, among other factors, prior experience and knowledge of the specific debtor and management’s assessment of the current economic environment.

•	Bank indebtedness, accounts payable and accrued liabilities, interim production financing, long-term debt, special warrants and other liabilities are classified as “Other Financial Liabilities”. Other Financial Liabilities are initially recognized at fair value less transaction costs. Subsequent to initial recognition, Other Financial Liabilities are measured at amortized cost using the effective interest method.

(10)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•	Available-for-Sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost and available-for-sale financial assets are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Board of Directors.

Tangible benefit obligation

As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) on July 31, 2014, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over seven years from the date of acquisition. The tangible benefit obligation was initially recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount was recorded as a liability at the date of acquisition of DHX Television. The tangible benefit obligation is being adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the consolidated statement of income (loss).

Cash and cash equivalents

Cash and cash equivalents consist of current operating bank accounts, term deposits and fixed income securities with and original term to maturity of 90 days or less. Cash equivalents are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

(11)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

New and amended standards adopted

i)	Effective July 1, 2016, the Company adopted the amendment to IAS 38, Intangible Assets, which restricts the use of revenue-based amortization. Previously, the Company’s policy was to expense investment in film and television programs using a revenue-based model. In adopting the amendment, the Company has separated its investment in film and television programs into two categories: productions completed and released and acquired and library content. Productions completed and released consist of all productions that have current active production or have had recent active production. This category continues to be accounted for as inventory and classified as short-term. Acquired and library content consists of acquired content, and library assets that have been transferred from productions completed and released. This category is accounted for as an intangible asset and presented separately. Productions completed and released are expensed using a declining balance method at rates ranging from 40 - 90% at the time of initial episodic delivery and at rates ranging from 10 - 25% annually thereafter. Acquired and library content is amortized using a declining balance method at rates ranging from 10 - 20% annually. The amendment to IAS 38 has been adopted on a prospective basis.

ii)	In November 2016, the IFRS Interpretations Committee ("IFRIC") issued its agenda decision addressing the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred income tax in accordance with IAS 12, ("Income Taxes"). IFRIC noted that an intangible asset with an indefinite useful life does not mean infinite life, nor does it mean the expected manner of recovery of the carrying amount would result solely through sale. Therefore, in applying IAS 12, an entity must determine its expected manner of recovery of the carrying value of the intangible assets with an indefinite life and should reflect the tax consequences that follow from that expected manner of recovery. Previously, the Company measured deferred income taxes on temporary differences arising from indefinite life intangible assets using capital gains rates on the basis that the assets will be recovered through its disposition. As a result of the IFRIC agenda decision, the Company has changed its accounting policy under IAS 8 to measure deferred income taxes at the income rate applicable to ordinary taxable income expected to apply in the years in which the temporary differences are expected to be recovered or settled.

The Company adopted this change on a retrospective basis as an accounting policy change in accordance with IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" and the impact on the consolidated opening balance sheet was to increase deferred income tax liabilities by $8,983 (2016 - $8,983), with a corresponding increase to goodwill of $8,983 (2016 - $8,983).

Accounting standards issued but not yet applied

IFRS 9 “Financial instruments” (“IFRS 9”) introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) to be measured at amortized cost or estimated fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their estimated fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that estimated fair value changes due to credit risk for liabilities designated at estimated fair value through profit and loss would generally be recorded in other comprehensive income.

(12)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Accounting standards issued but not yet applied (continued)

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, and (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income ("OCI"), without having to adopt the remainder of IFRS 9. The final version of IFRS 9 was issued in July 2014 and included (i) a third measurement category for financial assets - fair value through OCI; (ii) a single forward-looking expected loss impairment model; and (iii) a mandatory effective date for adoption of annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is evaluating the impact of the new standard on its financial statements.

The IASB issued IFRS “Revenue from Contacts and Customers” (“IFRS 15”) effective for annual periods beginning on or after January 1, 2018, although the standard is available for early adoption. IFRS 15 replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts”, and some revenue related interpretations. The underlying principle is that an entity will recognize revenue to depict the transfer of goods and services to customers at an amount the entity expects to be entitled to in exchange for those goods and services. The Company is currently evaluating the impact of the new standard on its financial statements.

In January 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16") effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have also adopted IFRS 15. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and supersedes IAS 17, "Leases". The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

The IASB issued amendments to IFRS 2, "Share-based payment" ("IFRS 2"), to clarify the classification and measurement of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

The IASB issued amendments to IAS 7, "Statement of cash flows" ("IAS 7 "), to improve disclosure of changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact on its consolidated financial statements upon adoption of this standard.

In June 2017, the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application. The Company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

(13)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Income taxes and deferred income taxes

Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.

The current income tax provision for the year requires judgment in interpreting tax laws and regulations. Estimates are used in determining the provision for current income taxes which are recognized in the financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of the amounts to be paid related to the current year’s tax provisions could be different from the estimates reflected in the financial statements. The Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

(ii)	Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•	estimated fair values of tangible assets;
•	estimated fair values of intangible assets;
•	estimated fair values of deferred revenue;
•	probability of required payment under contingent consideration provisions;
•	estimated income tax assets and liabilities; and
•	estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is the earlier of the date management receives the information it is looking for or one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

(14)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

(ii)	Business combinations (continued)

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, consumer products and licensing and other customer contracts;
•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•	the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•	the fair value of deferred revenue, including future obligations to customers;
•	uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•	discount rates applied to future expected cash flows.

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

(iii)	Investment in film and television programs/Acquired and library content

The costs of investing in and producing film and television programs are capitalized, net of federal and provincial program contributions earned and are charged to income using a declining balance method of amortization. The estimate of declining balance amortization rates used by the Company depends on management judgement and assumptions concerning of the economic useful life of the program, which is based on the pattern of historical experience and other factors. Fluctuations in the expected economic useful life could have a significant effect on net income.

4	Compensation of key management

Key management includes all directors, including both executive and non-executive directors, as well as the Executive Chairman, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The compensation earned by key management is as follows:

	2017	2016
	$	$

Salaries and employee benefits	2,694	2,604
Share-based compensation	2,738	3,251

	5,432	5,855

(15)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions

i)	On June 30, 2017 (“IED Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (“IED”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,236 (CAD$453,203), consisting of US$345,000 (CAD$447,707) paid at closing for the purchase price and a preliminary estimated working capital adjustment, which will be finalized post closing, of US$4,236 (CAD$5,497), of which US$1,503 (CAD$1,950) was paid at closing, and US$2,733 (CAD$3,547) of which is recorded in accounts payable and accrued liabilities at June 30, 2017. Specifically, the acquisition of IED consisted of two Membership Interest Purchase Agreements which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of IED was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes"). The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of IED on June 30, 2017 were automatically converted into special warrants (the "Special Warrants") which will ultimately be automatically exercised, for no additional consideration, into senior unsecured convertible debentures (the "Senior Unsecured Convertible Debentures"). The details of the Refinancing are further described in note 12. The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) will continue to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holdings LLC.

The goodwill value of $25,818 arising from the acquisition of IED is attributable to the Company’s ability to further develop the Peanuts and Strawberry Shortcake properties in new ways; the increased size and scale of the combined consumer products and licensing businesses; synergies related to the Company’s CPLG business, which manages copyrights, licensing and brands; and the value of the assembled workforce. Goodwill is measured as the excess of the consideration transferred and the amount of non-controlling interests over the estimated fair value of the identifiable assets acquired and the liabilities assumed. None of the goodwill is deductible for tax purposes.

The acquisition of IED was accounted for using the purchase method; however, the IED Effective Date was June 30, 2017, the date of these consolidated financial statements; accordingly, these consolidated financial statements include the assets acquired and liabilities assumed, but do not reflect the results of any of IED’s operations and IED did not contribute to the Company’s consolidated revenue or consolidated net income for the year ended June 30, 2017.

(16)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions (continued)

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	12,754
Amounts receivable	17,567
Prepaid expenses and deposits	1,787
Long term receivables	8,661
Acquired and library content	74,618
Property and equipment	104
Intangible assets - brands	422,012
Goodwill	25,818

563,321

Liabilities
Accounts payable and accrued liabilities	6,665
Deferred revenue	12,445
Other liabilities	5,148
Non-controlling interest	85,860

110,118

Net assets acquired	453,203

The purchase price allocation has not been finalized and remains open. The Company will finalize the purchase price allocation when both its valuation of the assets acquired and liabilities assumed is completed and the working capital adjustment is finalized. Any future adjustments will be recorded as adjustments to the purchase price allocation.

ii)	On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration £GBP1,290 ($2,121) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and
•	A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two year period following closing.

The acquisition of Kiddyzuzaa was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Kiddyzuzaa since March 3, 2017.

(17)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2017 and 2016
(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions (continued)

The purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	10
Acquired and library content	3,484
Goodwill	695

4,189

Liabilities
Accounts payable and accrued liabilities	75
Deferred income tax liabilities	631
Non-controlling interest	696

1,402

Net assets acquired	2,787

The purchase price allocation has not been finalized. The Company will finalize the purchase price allocation upon making a final determination of the fair value of the assets acquired and the liabilities assumed. Any future adjustments will be recorded as adjustments to the purchase price allocation.

6	Amounts receivable

	June 30, 2017	June 30, 2016
	$	$

Trade receivables	136,755	89,746
Less: Provision for impairment of trade receivables	(4,772)	(6,459)

	131,983	83,287

Goods and services tax recoverable, net	1,411	1,144
Federal and provincial film tax credits and other government assistance	111,639	99,861

Short-term amounts receivable	245,033	184,292

Long-term amounts receivable	26,502	20,753

Total amounts receivable	271,535	205,045

The aging of trade receivables not impaired is as follows:

	June 30, 2017	June 30, 2016
	$	$
Less than 60 days	125,081	74,173
Between 60 and 90 days	1,833	1,222
Over 90 days	5,069	7,892

	131,983	83,287

(18)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Amounts receivable (continued)

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	June 30, 2017	June 30, 2016
	$	$
Opening balance	6,459	5,798
Provision for receivables	3,857	2,761
Receivables written off during the year	(5,300)	(1,039)
Recoveries of receivables previously provided for	(94)	—
Exchange differences	(150)	(1,061)

Closing balance	4,772	6,459

7	Investment in film and television programs

	June 30, 2017	June 30, 2016
	$	$

Development costs	1,678	1,440

Productions in progress
Cost, net of government and third party assistance	37,346	25,061

Productions completed and released
Cost, net of government and third party assistance	503,648	429,234
Accumulated expense	(343,487)	(319,139)
Accumulated write-down of investment in film and television programs	(11,131)	(9,954)
Transfer to acquired and library content and reclassification of participation payables (notes 3 and 8)	(29,873)	—

	119,157	100,141

Acquired participation rights - theatrical and non-theatrical
Cost	123,361	123,361
Accumulated expense	(53,926)	(53,926)
Transfer to acquired and library content (notes 3 and 8)	(69,435)	—

	—	69,435

Program and film rights - broadcasting
Cost	120,655	104,816
Accumulated expense	(83,656)	(61,141)

	36,999	43,675

	195,180	239,752

All program and film rights - broadcasting, noted above, relate to DHX Television.

(19)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	June 30, 2017	June 30, 2016
	$	$

Net opening investment in film and television programs	239,752	194,226
Increase in development costs	238	150
Cost of productions (completed and released and productions in progress), net of government assistance and third party assistance	88,021	91,366
Expense of investment in film and television programs	(24,348)	(75,184)
Write-down in value of certain investment in film and television programs	(1,177)	(1,750)
Increase of program and film rights - broadcasting	15,839	58,810
Expense of program and film rights - broadcasting	(22,515)	(23,305)
Transfer to acquired and library content and reclassification of participation payables (notes 3 and 8)	(99,308)	—
Exchange differences	(1,322)	(4,561)

	195,180	239,752

During the year ended June 30, 2017, interest of $2,149 (2016 - $2,169) has been capitalized to investment in film and television programs.

Consolidated Structured Entities

To facilitate the production of two television series (the “Productions”), the Company entered into two production financing structures whereby entities, in which the Company has no direct ownership interest, will complete the Productions. The Company, through contractual agreements, has creative control of the Productions and must fund any overspend on the Productions. Therefore, the Company has the ability to direct the relevant activities of the entities and can use its power to affect the amount of returns it obtains. Consequently, the Company controls these entities and consolidates them. The underlying assets of the entities at June 30, 2017 were investment in film and television programs, cash, amounts receivable and account payable and liabilities are included in the Company’s consolidated results and totalled assets of $14,835 and liabilities of $14,835 (2016 - $18,615 and $18,615 respectively).

8	Acquired and library content

June 30, 2017
$

Transfer from investment in film and television programs and a reclassification of participation payables	88,462
Additions IED (note 5 (i))	74,618
Additions Kiddyzuzaa (note 5(ii))	3,484
Accumulated impairment of acquired and library content	(363)
Accumulated amortization	(10,541)
Exchange differences	280

155,940

(20)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Property and equipment

	Land	Building	Furniture, fixtures and equipment	Computer equipment	Post- production equipment	Computer software	Leasehold improvements	Total
	$	$	$	$	$	$	$	$

For the year ended June 30, 2016

Opening net book value	4,276	1,798	1,377	3,867	1,460	1,202	3,837	17,817
Additions	—	—	220	727	2,458	595	322	4,322
Amortization	—	(6)	(244)	(1,813)	(1,001)	(759)	(667)	(4,490)
Foreign exchange differences	—	—	1	30	—	2	1	34

Net book value	4,276	1,792	1,354	2,811	2,917	1,040	3,493	17,683

At June 30, 2016

Cost	4,276	1,876	5,400	11,592	5,743	4,576	6,245	39,708
Accumulated amortization	—	(84)	(4,054)	(9,021)	(2,826)	(3,592)	(2,768)	(22,345)
Foreign exchange differences	—	—	8	240	—	56	16	320

Net book value	4,276	1,792	1,354	2,811	2,917	1,040	3,493	17,683

For the year ended June 30, 2017

Opening net book value	4,276	1,792	1,354	2,811	2,917	1,040	3,493	17,683
IED acquisition (note 5 (i))	—	—	—	104	—	—	—	104
Additions	—	—	1,071	1,087	8,223	344	8,872	19,597
Disposals, net	—	—	—	(170)	—	—	—	(170)
Transfers, net	—	158	—	—	—	—	(158)	—
Amortization	—	(12)	(314)	(1,475)	(2,852)	(488)	(1,045)	(6,186)
Foreign exchange differences	—	—	—	(32)	—	—	—	(32)

	4,276	1,938	2,111	2,325	8,288	896	11,162	30,996

At June 30, 2017

Cost	4,276	2,070	6,281	12,536	13,966	4,896	14,372	58,397
Accumulated amortization	—	(132)	(4,178)	(10,419)	(5,678)	(4,056)	(3,226)	(27,689)
Foreign exchange differences	—	—	8	208	—	56	16	288

Net book value	4,276	1,938	2,111	2,325	8,288	896	11,162	30,996

As at June 30, 2017, included in the property and equipment net book value were leased computers equipment, post production equipment and computer software in the amount of $1,733, $5,787, and $725 respectively, (2016 - $1,776, $2,498, and $293).

(21)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Intangible assets

All broadcast licenses relate to the operations of DHX Television.

	Broadcast licenses	Broadcaster relationships	Customer relationships	Brands	Production and distribution rights (1)	Other (2)	Total
	$	$	$	$	$	$	$

For the year ended June 30, 2016

Opening book value	67,800	2,075	25,990	27,686	—	3,845	127,396
Amortization	—	(819)	(2,831)	(3,753)	(1,164)	(1,466)	(10,033)
Additions	—	—	—	1,359	—	820	2,179
Additions acquired	—	—	—	—	30,946	—	30,946
Foreign exchange differences	—	6	(1,506)	(439)	(3,939)	—	(5,878)

Net book value	67,800	1,262	21,653	24,853	25,843	3,199	144,610

At June 30, 2016

Cost	67,800	7,362	27,920	35,279	30,946	7,327	176,634
Accumulated amortization	—	(6,143)	(6,933)	(10,741)	(1,164)	(4,128)	(29,109)
Foreign exchange differences	—	43	666	315	(3,939)	—	(2,915)

Net book value	67,800	1,262	21,653	24,853	25,843	3,199	144,610

For the year ended June 30, 2017

Opening book value	67,800	1,262	21,653	24,853	25,843	3,199	144,610
IED acquisition (note 5 (i))	—	—	—	422,012	—	—	422,012
Amortization	—	(732)	(2,747)	(3,177)	(2,387)	(2,336)	(11,379)
Additions	—	—	—	969	—	—	969
Foreign exchange differences	—	1	(226)	(76)	(503)	—	(804)

Net book value	67,800	531	18,680	444,581	22,953	863	555,408

At June 30, 2017

Cost	67,800	7,362	27,920	458,260	30,946	7,327	599,615
Accumulated amortization	—	(6,875)	(9,680)	(13,918)	(3,551)	(6,464)	(40,488)
Foreign exchange differences	—	44	440	239	(4,442)	—	(3,719)

Net book value	67,800	531	18,680	444,581	22,953	863	555,408

(1) Productions and distribution rights represent rights acquired by the Company to produce and/or distribute television content where the Company does not own the underlying intellectual properties.

(2) Comprised of production backlog, non-compete contracts and production software.

(22)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Goodwill

The continuity of goodwill is as follows:

	June 30, 2017	June 30, 2016
	$	$

Opening net book value	214,325	222,924
Acquired on acquisition of IED (note 5 (i))	25,818	—
Acquired on acquisition of Kiddyzuzaa (note 5 (ii))	696	—
Acquired on acquisition of Nerd Corps	—	(5,000)
Exchange differences	(305)	(3,599)

	240,534	214,325

Impairment testing

Goodwill and indefinite life intangible assets, being the broadcast licenses, are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2017 and 2016, in accordance with its policy described in note 3. For the purposes of allocating goodwill, the Company has determined that it has three CGUs: its production, distribution and licensing of film and television programs business, being the Content Business; CPLG, which manages copyrights, licensing and brands for third parties and DHX Television. The CPLG CGU does not have any goodwill or indefinite life intangible assets, and has not been tested for impairment.

In assessing the goodwill and indefinite life intangible assets for impairment, the Company compares the carrying value of the CGU to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal and the value in use. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

Value-in-Use

The value-in-use of our CGUs is determined by discounting five-year cash flow projections from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the five-year period are extrapolated using perpetual growth rates.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	Assumptions used
	Perpetuity
CGU's	growth rate	Discount rate

Content Business	3.00%	11%
DHX Television	1.00%	12%

(23)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Goodwill (continued)

As the recoverable amount of the CGU's to which goodwill and indefinite life intangible assets have been allocated was greater than its carrying value, the Company determined there were no impairments of goodwill or indefinite life intangible assets as at June 30, 2017 and 2016. Management believes that any reasonably possible change in the key assumptions on which the estimate of recoverable amounts of the DHX Television and Content Business CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

The cash flows used in determining the recoverable amounts for the CGU’s were based on the following key assumptions:

Cash flows from operations for each CGU were projected for a period of five years based on a combination of past experience, actual operating results and forecasted future results.

For the Content Business, key revenue assumptions include i) future production slates (both proprietary and production service), ii) future sources of distribution revenues (linear and digital) and expected sales prices/revenue levels, and iii) consumer products revenue forecasts by brand. These key assumptions represent Management’s assessment of future industry trends and are based on both historical results, future projections and external sources. Gross margins for the Content Business were estimated using a combination of both forecast and historical margins.

For DHX Television, the key revenue assumptions include subscriber levels, rates per subscriber, and future advertising revenues. Subscriber levels were estimated based on Management’s assessment of future industry trends, while subscriber rates were based on existing agreements and Management’s estimates of future renewal rates. Advertising and promotion revenues were based upon Management’s assessment of future industry trends, based on internal and external sources. Gross margins for DHX Television were estimated using historical margins, while giving consideration to expected future content costs.

Expenditure levels for all CGU’s were forecast based on Management’s assessment of future industry trends.

Cash flow adjustments for capital expenditures for each CGU were based upon Management’s sustaining capital expenditure estimates, adjusted for presently planned capital expenditures required to achieve forecast operating levels.

The perpetual growth rates were estimated based upon Management’s assessment of future industry trends for each specific CGU.

The discount rates were estimated based on a combination of weighted average cost of capital and other external sources.

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	June 30, 2017	June 30, 2016
	$	$

Interim production financing	101,224	92,003
Long-term debt and obligations under finance leases	983,335	292,073

Interest bearing debt and obligations under finance leases	1,084,559	384,076

Amount due within 12 months	(336,100)	(103,570)

Amount due beyond 12 months	748,459	280,506

(24)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

Effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of IED (note 5(i)), the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

On May 31, 2017, and pursuant to the Company’s acquisition of IED (note 5(i)), the Company completed the Offering of Subscription Receipts, which upon closing of the acquisition of IED on June 30, 2017 were automatically converted into Special Warrants, which on October 1, 2017 will be automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures.

The proceeds from the Refinancing were used to fund the acquisition of IED (note 5(i)) and to repay the Former Senior Secured Credit Facilities and Senior Unsecured Notes.

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $38,931) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at June 30, 2017, there were no amounts drawn on the Revolving Facility.

On June 30, 2017, a portion of the proceeds from the Refinancing were used to repay all amounts outstanding pursuant to the Former Revolving Facility.

b)	Interim production financing

	June 30, 2017	June 30, 2016
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $131,186 at June 30, 2017 (June 30, 2016 - $131,169).	101,224	92,003

During the year ended June 30, 2017, the $CDN bank prime rate averaged 2.70% (year ended June 30, 2016 - 2.71%).

Federal and provincial film tax credits receivable and certain other contractual amounts receivable (note 6) are provided as security for the interim production financing. Upon collection of the amounts receivable, the related interim production financing is repaid, as required by the financing agreements.

(25)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases

	June 30, 2017	June 30, 2016
	$	$

Term Facility, net of unamortized costs of $26,023	616,339	—
Former Term Facility, net of unamortized issue costs of $nil (June 30, 2016 - $1,692)	—	67,578
Special Warrants, net of unamortized issue costs of $6,249	133,751	—
Senior Unsecured Notes, net of unamortized issue costs, the fair value of the Redemption Option and the unamortized premium totaling $nil at June 30, 2017 (June 30, 2016 - $5,180)	225,000	219,928
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from July 2017 to March 2021	8,245	4,567

	983,335	292,073

Less: Current portion	(234,876)	(11,567)

	748,459	280,506

(i)	Term Facility

The Term Facility has an initial principal of US$495,000 (CAD$642,362) and matures on December 29, 2023.

The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments, commencing September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023.

The Term Facility may be drawn down by way of the $USD base rate or $USD Libor advances bearing interest at floating rates of $USD base rate + 2.75% or $USD LIBOR + 3.75%.

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

•	The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated in $USD, which commencing for the 12 month period ended September 30, 2017 is not to exceed 7.25 times, incrementally declining so as not to exceed 5.50 times by September 30, 2021 through until maturity.

(26)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

(ii)	Former Term Facility

Effective December 31, 2015, the Former Term Facility was amended to include additional principal amounts of $20,000 and US$20,000, with a scheduled maturity date of July 31, 2019.

During the year ended June 30, 2016, and in conjunction with an additional issuance (the "Additional

Issuance") of Senior Unsecured Notes, the Company made a principal repayment on the Former Term Facility of $47,016 and, accordingly, recognized a debt extinguishment charge of $1,364, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

The Former Term Facility bore interest at floating rates.

On June 30, 2017, a portion of the proceeds from the Refinancing were used to repay all amounts outstanding pursuant to the Former Term Facility, resulting in a debt extinguishment charge of $1,471, representing the previously unamortized debt issue costs.

(iii)	Subscription Receipts / Special Warrrants / Senior Unsecured Convertible Debentures

On May 31, 2017, and in contemplation of the closing of the acquisition of IED (note 5(i)), the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of IED (note 5(i)) on June 30, 2017 automatically converted into Special Warrants, which on October 1, 2017 will be automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at a rate of 5.875% and the Senior Unsecured Convertible Debentures are convertible into common voting shares of variable voting shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures will mature September 30, 2024.

(iv)	Senior Unsecured Notes

As at June 30, 2017, the outstanding principal amount due on the Senior Unsecured Notes was

$225,000 (June 30, 2016 - $225,000). The Senior Unsecured Notes bear interest at 5.875% and with a scheduled maturity of December 2, 2021.

On May 13, 2016, the Company completed the Additional Issuance, via private placement, of the 5.875% Senior Unsecured Notes, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Former Term Facility.

(27)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases (continued)

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income (note 16). On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

On June 7, 2017, and pursuant to both the acquisition of IED (note 5 (i)) and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem the Senior Unsecured Notes on July 11, 2017, resulting in the recognition of an early redemption penalty of $13,464 and a debt extinguishment charge of $5,519, representing the previously unamortized debt issue costs, during the year ended June 30, 2017. At June 30, 2017, $239,877 of the proceeds from the Refinancing were held in trust to repay the Senior Unsecured Notes, including all accrued interest and the early redemption penalty. On July 11, 2017, subsequent to June 30, 2017, the Senior Unsecured Notes, including all accrued interest and the early redemption penalty were settled for $239,877.

(v)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$

Year ending June 30, 2018	234,876
2019	8,434
2020	7,724
2021	7,402
2022 and beyond	757,172

(28)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Share capital and contributed surplus

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer: (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board; (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board; and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the TSX under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

(29)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Share capital and contributed surplus (continued)

b)	Issued and outstanding

	June 30, 2017		June 30, 2016
	Number	Amount	Number	Amount
		$		$

Preferred variable voting shares (note 13 (a))	100,000,000	—	100,000,000	—

Common shares (note 13 (c))
Opening balance	133,774,729	302,828	123,982,312	236,757
Issued for cash consideration, net of costs and tax effect	—	—	8,667,000	62,480
Shares issued pursuant to the ESPP	31,500	205	32,538	264
Dividend reinvestment	195,319	1,138	88,754	597
NCIB shares repurchased and cancelled	—	—	(659,000)	(1,265)
Options exercised	60,000	149	1,663,125	3,995

Ending balance	134,061,548	304,320	133,774,729	302,828

Contributed surplus, stock options and PSUs (note 13 (d))
Opening balance	7,137,125	20,488	6,353,750	15,756
Options issued to officers and employees	1,742,400	—	2,446,500	—
Share based compensation	—	5,867	—	5,981
Stock options exercised	(60,000)	(45)	(1,663,125)	(1,249)
PSUs issued to employees	338,665	—	—	—

Ending balance	9,158,190	26,310	7,137,125	20,488

c)	Common shares

The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at June 30, 2017, the Company had 103,821,287 Common Voting Shares, 30,240,261 Variable Voting Shares and nil Non-Voting Shares issued and outstanding (2016 - 104,714,707, 29,060,022, and nil respectively).

During the year ended June 30, 2017, the Company issued 31,500 common shares, at an average price of $6.51 as part of the Company’s employee share purchase plan (2016 - 32,538 at $8.11).

During the year ended June 30, 2017, 60,000 common shares were issued out of treasury at an average price of $1.73 upon exercise of stock options (2016 - 1,663,125 at $1.65).

During the year ended June 30, 2017, the Company issued 195,319 common shares at an average price of $5.82, as part of the shareholder enrollment in the Company's dividend reinvestment program (2016 - 88,754 at 6.73).

During the year ended June 30, 2016, the Company repurchased and cancelled 659,000 Common Voting Shares at an average price of $7.64 for gross costs of $5,040 pursuant to a normal course issuer bid.

On May 5, 2016, the Company issued 8,667,000 common shares at $7.50 per common share for gross proceeds of $65,003, less cash costs of $3,657, net of tax effect of $1,134.

(30)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Share capital and contributed surplus (continued)

d)	Stock options

As at June 30, 2017 and 2016, the Company had the following stock options outstanding:

		Weighted average
	Number of	exercise price
	options	per stock option

Outstanding at June 30, 2015	6,353,750	5.10

Granted	2,446,500	8.15
Exercised	(1,663,125)	1.65

Outstanding at June 30, 2016	7,137,125	6.93

Granted	1,742,400	6.79
Exercised	(60,000)	1.73

Outstanding at June 30, 2017	8,819,525	6.93

Exercisable at June 30, 2017	3,938,500	6.09

The total maximum number of common shares to be reserved for issuance through the Company's option plan at June 30, 2017 is 8.5% (June 30, 2016 - 8.5%) of the total number of outstanding common shares at any time. As at June 30, 2017, this amounted to 11,395,231 (June 30, 2016 - 11,370,851).

On October 1, 2015, 1,446,500 stock options were issued at $8.40 per share, vesting over four years, expiring on September 30, 2022.

On November 19, 2015, 25,000 stock options were issued at $8.03 per share, vesting over four years, expiring on November 18, 2022.

On December 18, 2015, 600,000 stock options were issued at $8.32 per share, vesting over three and four years, expiring on December 17, 2022.

On February 19, 2016, 350,000 stock options were issued at $6.93 per share, vesting over four years, expiring on February 18, 2023.

On February 29, 2016, 25,000 stock options were issued at $6.76 per share, vesting over four years, expiring on February 28, 2023.

On October 3, 2016, 1,342,400 stock options were issued at $7.02 per share, vesting over four years, expiring on October 2, 2023.

On February 16, 2017, 400,000 stock options were issued at $6.08 per share, vesting over four years, expiring on February 15, 2024.

(31)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Share capital and contributed surplus (continued)

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the year ended June 30, 2017 and 2016 are as follows:

	2017	2016

Weighted average grant value date	$2.01	$2.75
Risk-free rate	0.69%	0.64%
Expected option life	5 years	5 years
Expected volatility	37%	41%
Expected dividend yield	1.08%	0.75%

Changes in the assumptions can materially affect the fair value of estimates and therefore, the existing models do not necessarily provide a measure of the fair value of stock options.

During the year ended June 30, 2017, 60,000 stock options were exercised at an average price of $1.73 per share for total proceeds of $104 (2016 - 1,663,125 at $1.65 for total proceeds of $2,746).

Information related to options outstanding at June 30, 2017 is presented below.

	Number	Weighted	Weighted	Number	Weighted
Range of	outstanding at	average	average	exercisable at	average
exercise prices	June 30,	remaining	exercise	June 30,	exercise
	2017	contractual life	price	2017	price
		years	$		$

$1.00 - $6.07	1,585,625	0.99	3.14	1,585,625	3.14
$6.08 - $9.78	7,233,900	4.29	7.77	2,352,875	8.08

Total	8,819,525	3.69	6.93	3,938,500	6.09

e)	Performance share unit plan

As described in note 3, on December 16, 2015, the Company's Shareholders approved the Plan for eligible employees of the Company. During the year ended June 30, 2017, and in two separate awards, the Company granted certain eligible employees a target number of PSUs that vest over up to a three-year period. On the vesting date, each eligible employee will receive common shares as settlement.

During the year and as at June 30, 2017, there were 338,665 (June 30, 2016 - nil) PSUs both granted and outstanding. During the year, the compensation expense recognized as a result of the PSUs was $895 (2016 - $nil).

For the PSUs granted during the year, a weighted average estimated fair value of $6.86 per PSU was determined using the Black-Scholes model with the following weighted average assumptions:

Expected life	2.25 years
Risk-free interest rate	0.51%
Expected volatility	30.5%
Expected dividend yield	1.03%

(32)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

14	Government financing and assistance

During the year ended June 30, 2017, investment in film and television programs was reduced by $2,125 (2016 - $nil) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the year ended June 30, 2017, investment in film has also been reduced by $3,737 (2016 - $2,005) related to non-repayable contributions from the Canadian Media Fund license fee program. During the year ended June 30, 2017, investment in film and television programs has been reduced by $25,547 (2016 - $37,714) for tax credits relating to production activities. Lastly, during the year ended June 30, 2017, the Company received $39,919, in government financing and assistance (2016 - $39,624).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 41% of total amounts receivable at June 30, 2017 (2016 - 49%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

15	Income taxes

Significant components of the Company’s net deferred income tax liability as at June 30, 2017 and June 30, 2016 are as follows:

	June 30, 2017	June 30, 2016
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	2,352	3,133
Leasehold inducement	123	123
Foreign tax credits	85	85
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,724)	(1,417)
Share issuance costs and deferred financing fees	(1,051)	1,526
Investment in film and television programs	(7,782)	(11,558)
Intangible assets	(6,278)	(7,161)
Non-capital losses and other	17,619	14,976

Net deferred income tax liability	(14,559)	(18,196)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $60,510 at June 30, 2017 (June 30, 2016 - $31,498).

(33)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	June 30, 2017	June 30, 2016
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (June 30, 2016 - 31%)	(113)	10,164
Income taxes increased (reduced) by:
Share-based compensation	1,792	1,854
Non-deductible acquisition costs	1,244	—
Tax rate differential	(1,252)	(4,507)
Other	200	(2,390)

Provision for income taxes	1,871	5,121

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

16	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	June 30, 2017	June 30, 2016
	$	$

Finance income
Interest income	556	338

Finance expense
Interest expense on bank indebtedness	348	528
Accretion of tangible benefit obligation	651	490
Interest on long-term debt, obligations under finance leases and other	18,181	19,127
Early redemption penalties (notes 5 and 12)	13,464	—
Debt extinguishment charge (notes 5 and 12)	6,990	1,364
Amortization of debt premium on Senior Unsecured Notes (note 12)	118	72
Net foreign exchange loss/(gain)	3,226	6,622
Movement in fair value of the Embedded Derivatives on the Senior Unsecured Notes (note 12)	(1,968)	1,950

	41,010	30,153

(34)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	June 30, 2017	June 30, 2016
	$	$

Investment in film and television programs
Direct production and new media costs	96,249	45,888
Expense of film and television programs	24,348	57,792
Expense of film and broadcast rights for broadcasting	22,515	23,305
Expense of acquired library	—	17,391
Write-down of investment in film and television programs and acquired and library content	1,540	1,750
Development expenses and other	3,435	5,950
Amortization of acquired and library content (notes 3 and 8)	10,541	—
Office and administrative	20,395	23,087
Acquisition costs (note 5)	9,695	—
Finance expense, net	40,454	29,815
Investor relations and marketing	2,902	700
Professional and regulatory	5,363	4,959
Amortization of property and equipment and intangible assets	17,565	14,523

	255,002	225,160

The following sets out the components of employee benefits expense:
Salaries and employee benefits	39,606	40,887
Share-based compensation	5,867	5,981

	45,473	46,868

	300,475	272,028

18	Financial instruments

a)	Credit risk

Credit risk arises from cash and cash equivalents, cash held in trust as well as credit exposure to customers, including outstanding trade receivables. The Company manages credit risk on cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The maximum exposure to credit risk for cash and cash equivalents, cash held in trust and trade receivables approximate the amount recorded on the consolidated balance sheet of $465,277 at June 30, 2017 (2016 - 190,945).

(35)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Financial instruments (continued)

a)	Credit risk (continued)

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 3% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% fluctuation would have an approximate $7,000 to $8,000 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases, interim production financing and maintaining revolving credit facilities (note 12). As at June 30, 2017, the Company had cash on hand of $62,143 (June 30, 2016 - $80,446).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year-to-year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing (note 12) to provide funds until such time as the federal and provincial film tax credits (note 6) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

(36)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Financial instruments (continued)

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP, JPY and Euro denominate contracts. At June 30, 2017, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have an approximate $4,000 to $6,000 effect on net income and comprehensive income.

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Accounts payable and accrued liabilities	178,365	178,365	—	—	—
Interim production financing	101,224	101,224	—	—	—
Other liabilities	12,568	—	10,095	2,473	—
Long-term debt	1,007,363	231,424	12,848	12,848	750,243
Finance lease obligations	8,245	3,452	3,310	1,483	—

	1,307,765	514,465	26,253	16,804	750,243

Payments noted above do not include interest, are not discounted and other liabilities exclude deferred lease inducements.

At June 30, 2017, the Company had cash held in trust of $239,877, which on July 11, 2017 was used to repay certain long term debt balances.

f)	Fair values

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.

Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(37)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Financial instruments (continued)

f)	Fair values (continued)

Financial assets and liabilities measured at fair value

	As at
	June 30, 2017		June 30, 2016
	Fair value hierarchy	Fair value liability(1)	Fair value hierarchy	Fair value liability (1)
Derivatives
Embedded derivatives (2)	Level 2	—	Level 2	(1,968)
Foreign currency forwards (3)	Level 2	(174)	Level 2	(182)

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair values of Embedded derivatives are determined using valuation models.
(3)	The fair value of forward currency contracts is determined using prevailing exchange rates.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the consolidated financial statements for cash and cash equivalents, cash held in trust, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	June 30, 2017			June 30, 2016
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value

Term Facility(1)	Level 2	642,363	642,363	Level 2	67,578	67,578
Senior Unsecured Notes(2)	Level 2	225,000	225,000	Level 2	221,625	219,928
Obligations under finance leases(3)	Level 2	8,245	8,245	Level 2	4,567	4,567
Special Warrants(3)	Level 3	140,000	140,000	Level 3	—	—
Interim production financing(4)	Level 2	101,224	101,224	Level 2	92,003	92,003
Other liabilities(5)	Level 3	11,422	11,422	Level 3	15,010	15,010

(1)	The interest rates on the Term Facility resets regularly; therefore, the fair value, using a market approach approximates the carrying value.

(2)	Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.

(3)	Management estimates the fair value using a discounted cash flow analysis, based on discount rates that reflect current conditions.

(4)	Interim production financing bears interest at variable rates, therefore management believes the fair value approximates the carrying value .

(5)	The fair value of other liabilities, which includes the tangible benefit obligations, the long-term portion of certain other contractual liabilities and excludes deferred lease inducements, was estimated based on discounting the expected future cash flows. The key unobservable assumptions in calculating the fair value are the timing of the payments over the next four years related to the tangible benefit obligation included in other liabilities, and the discount rate used for discounting the other liabilities.

(38)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Financial instruments (continued)

g)	Foreign currency contracts

At June 30, 2017, the Company had notional principal of $7,756US (2016 - $5,313US) in contracts to sell US dollars.

19	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2018	9,348
2019	8,704
2020	7,519
2021	6,535
Beyond 2021	32,947

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $27,474.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at June 30, 2017, related to the above matters is estimated at $400.

20	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the year ended June 30, 2017, the Company declared and paid dividends totalling $9,908 (June 30, 2016 - $7,884). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital at June 30, 2017 and June 30, 2016 is summarized in the table below:

	2017	2016
	$	$

Total bank indebtedness, long-term debt, obligations under capital leases, and excluding interim production financing	983,335	292,073
Less: Cash and cash equivalents and cash held in trust	(302,020)	(80,446)

Net debt	681,315	211,627

Total Shareholders’ Equity	415,853	336,835

	1,097,168	548,462

(39)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

20	Capital disclosures (continued)

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

21	Earnings (loss) per common share

a)	Basic

Basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the period.

	June 30, 2017	June 30, 2016
	$	$

Net income (loss)	(3,634)	27,668
Weighted average number of common shares	134,059,478	126,146,233

Basic earnings (loss) per share	(0.03)	0.22

b)	Diluted

Diluted earnings (loss) per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and performance share units. For both the stock options and the performance share units, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and performance share units. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options and issuance performance share units.

For the year ended June 30, 2017, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

For the year ended June 30, 2016, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 1,536,146.

	June 30, 2017	June 30, 2016
	$	$

Net income (loss)	(3,634)	27,668
Weighted average number of common shares	134,059,478	127,682,379

Diluted earnings (loss) per share	(0.03)	0.22

(40)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

22	Net change in non-cash balances related to operations

	June 30,	June 30,
	2017	2016
	$	$

Decrease (increase) in amounts receivable	(44,457)	(17,034)
Decrease (increase) in prepaid expenses and deposits	(526)	14,299
Decrease (increase) in long-term amounts receivable	2,912	(9,662)
Increase (decrease) in accounts payable and accrued liabilities	47,601	13,839
Increase (decrease) in deferred revenue	10,899	(23,404)
Tangible benefit obligation payments	(3,599)	(3,684)

	12,830	(25,646)

During the period, the Company paid and received the following:

	$	$

Interest paid	19,250	17,739
Interest received	556	338
Taxes paid	15,996	12,943

Net change in film and television programs

	June 30,	June 30,
	2017	2016
	$	$

Decrease (increase) in development	(238)	(150)
Decrease (increase) in productions in progress	(12,285)	(1,834)
Decrease (increase) in productions completed and released	(75,736)	(89,532)
Expense of film and television programs	24,348	57,792
Expense of acquired library	—	17,392
Decrease (increase) in program and film rights - broadcasting	(15,839)	(58,810)
Expense of film and broadcast rights for broadcasting	22,515	23,305

	(57,235)	(51,837)

Cash and cash equivalents

	June 30,	June 30,
	2017	2016
	$	$

Cash	62,143	69,725
Cash equivalents	—	10,721

	62,143	80,446

(41)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

23	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Year ended June 30, 2017
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	18,814	57,384	222,514	298,712
Direct production cost and expenses, general and administrative expenses	16,589	35,276	165,380	217,245

Segment profit	2,225	22,108	57,134	81,467

Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				17,565
Finance expense, net				40,454
Amortization of acquired and library content				10,541
Other expense, net				14,670

Income (loss) before income taxes				(1,763)

	As at June 30, 2017
Non-current assets
Long-term amounts receivable	—	—	26,502	26,502
Acquired and library content (notes 3 and 8)	—	—	155,940	155,940
Property and equipment	522	205	30,269	30,996
Intangible assets	6,692	71,910	476,806	555,408
Goodwill	—	33,224	207,310	240,534

	7,214	105,339	896,827	1,009,380

	As at June 30, 2017
Current liabilities
Accounts payable and accrued liabilities	12,136	14,411	151,818	178,365
Deferred revenue	3,081	—	47,868	50,949
Interim production financing	—	—	101,224	101,224
Current portion of long-term debt and obligations under finance leases	—	—	234,876	234,876

	15,217	14,411	535,786	565,414

(42)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

23	Revenues and segmented information (continued)

	Year ended June 30, 2016
	CPLG	DHX Television	Content Business	Consolidated
	$	$	$	$

Revenues	28,765	69,131	206,921	304,817
Direct production cost and expenses, general and administrative expenses	18,116	40,939	160,935	219,990

Segment profit	10,649	28,192	45,986	84,827

Reconciliation to income before taxes
Amortization of property and equipment and intangible assets				14,523
Finance expense, net				29,815
Other expense, net				7,700

Income before income taxes				32,789

	As at June 30, 2016
Non-current assets
Long-term amounts receivable	—	—	20,753	20,753
Deferred financing fees	—	—	526	526
Property and equipment	323	548	16,812	17,683
Intangible assets	8,055	72,507	64,048	144,610
Goodwill	—	33,224	181,101	214,325

	8,378	106,279	283,240	397,897

	As at June 30, 2016
Current liabilities
Accounts payable and accrued liabilities	10,778	15,762	101,904	128,444
Deferred revenue	2,696	—	24,909	27,605
Interim production financing	—	—	92,003	92,003
Current portion of long-term debt and obligations under finance leases	—	—	11,567	11,567

	13,474	15,762	230,383	259,619

(43)

DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

23	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	June 30, 2017	June 30, 2016
	$	$

Content Business
Production revenue	36,877	43,304
Distribution revenue	100,408	86,517
Merchandising and licensing and other revenue	26,253	28,150
Producer and service fee revenue	58,976	48,950

	222,514	206,921

DHX Television revenue
Subscriber revenue	53,240	61,217
Promotion and advertising revenue	4,144	7,914

	57,384	69,131

CPLG
Third party brand representation revenue	18,814	28,765

	298,712	304,817

Of the Company’s $298,712 in revenues for the year ended June 30, 2017, (June 30, 2016 - $304,817), $173,427 was attributable to the Company’s entities based in Canada (June 30, 2016 - $171,596), $1,089 (June 30, 2016 -$4,998) was attributable to the Company’s entities based in the USA and $124,196 (June 30, 2016 -$128,223) was attributable to the Companies entities based outside of Canada and the USA.

As at June 30, 2017, the following non-current assets were attributable to the Company’s entities based in the USA: $21 of property and equipment, $158 of intangible assets, and $924 of goodwill (June 30, 2016 - $101, $209, and $896, respectively). As at June 30, 2017, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $2,091 of property and equipment, $55,956 of intangible assets and $3,771 of goodwill (June 30, 2016 - $431, $37,755, and $3,846 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

24	Accumulated other comprehensive loss

As at June 30, 2017, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $21,596 (2016 - $20,286).

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DHX Media Ltd.

Notes to the Consolidated Financial Statements

For the years ended June 30, 2017 and 2016

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

25	Subsequent events

a)	Subsequent to June 30, 2017, 1,620,000 options were granted to officers and employees to acquire common shares at an exercise price of $5.73 per share, expiring seven years from the date of grant.

b)	On September 15, 2017, the Company acquired 51% of the outstanding equity interests of Egg Head Studios LLC (“Ellie Sparkles”), which owns and produces proprietary children’s and family content and operates a children’s and family focused YouTube channel, for consideration as follows:
•	Cash consideration of US$3,570 paid at closing, subject to a customary working capital adjustment; and
•	Two performance-based earn-outs, each in the amount of up to US$1,000 which, subject to achieving performance based targets, which may become payable on the first and second anniversaries of closing.

c)	As noted in note 12 c) (iv), on July 11, 2017, cash held in trust of $239,877 was used to redeem the Senior Unsecured Notes, including all accrued interest and the early redemption penalty.

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